May 1, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn: Michael McTiernan, Assistant Director

Re:	Highwoods Properties, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2012
Filed February 12, 2013
File No. 001-13100

Highwoods Realty Limited Partnership (the “Operating Partnership”)
Form 10-K for the Year Ended December 31, 2012
Filed February 12, 2013
File No. 000-21731
Ladies and Gentlemen:
We are writing this letter in response to the comment letter from Mr. Michael McTiernan, Assistant Director, dated April 19, 2013, regarding the Company's Form 10-K for the Year Ended December 31, 2012 and the Operating Partnership's Form 10-K for the Year Ended December 31, 2012.

For your convenience, we have reproduced below the numbered comments from the comment letter. Because each of the comments refers to leasing statistics included in “Management's Discussion and Analysis of Financial Condition and Results of Operations - Executive Summary,” we have provided a single global response.

Management's Discussion and Analysis …, page 28

Comment 1:
We note your disclosure of office leasing statistics in the Executive Summary. In future Exchange Act periodic reports, please also provide for your industrial portfolio and, if material, your retail portfolio.

Comment 2:
In future Exchange Act periodic reports, please provide more detailed leasing statistics, including the amount of space available at the start of the period, the amount of lease expirations, the amount of new leases, the amount of renewals and the amount of vacant space at the end of the period.

Comment 3:	Our understanding is that tenant improvement and leasing commission costs are significantly higher for new leases than for renewed leases. If so, in future

3100 Smoketree Court, Suite 600, Raleigh, NC 27604-1051
Phone: 919.872.4924 ● Fax: 919.876.2448
www.highwoods.com ● Listed: New York Stock Exchange - HIW

Exchange Act periodic reports, please specify the tenant improvement costs and leasing commission costs for new leases.

Response:
In future filings, we will disclose leasing statistics substantially as requested. In the Quarterly Report on Form 10-Q for the three months ended March 31, 2013 filed by the Company and the Operating Partnership on April 30, 2013, the following disclosure was included (changes/additions in bold, italics and underlined):

The key components affecting our rental and other revenues are average occupancy, rental rates, levels of cost recovery income, new developments placed in service, acquisitions and dispositions. Average occupancy generally increases during times of improving economic growth, as our ability to lease space outpaces vacancies that occur upon the expirations of existing leases. Average occupancy generally declines during times of slower economic growth, when new vacancies tend to outpace our ability to lease space. Asset acquisitions, dispositions and new developments placed in service directly impact our rental revenues and could impact our average occupancy, depending upon the occupancy rate of the properties that are acquired, sold or placed in service. A further indicator of the predictability of future revenues is the expected lease expirations of our portfolio. As a result, in addition to seeking to increase our average occupancy by leasing current vacant space, we also must concentrate our leasing efforts on renewing leases on expiring space. For more information regarding our lease expirations, see "Item 2. Properties - Lease Expirations" in our 2012 Annual Report. Our occupancy declined from 90.9% at December 31, 2012 to 90.6% at March 31, 2013. Due to the scheduled expirations later this year of large customers in Tampa, FL and Atlanta, GA, we expect average occupancy to be approximately 90.0% throughout the rest of 2013.

Whether or not our rental revenue tracks average occupancy proportionally depends upon whether rents under new leases signed are higher or lower than the rents under the previous leases. Annualized rental revenues from second generation leases signed during any particular year are generally less than 15% of our total annual rental revenues. The following table sets forth information regarding second generation leases, which we define as space previously occupied under our ownership that becomes available for lease or acquired vacant space, that were signed during the first quarter of 2013:

	Office		Industrial		Retail
	New	Renewal	New	Renewal	New	Renewal
Leased space (in rentable square feet)	293,370	501,836	89,474	264,095	10,519	12,203
Square foot weighted average term (in years)	7.7	5.2	4.8	3.6	7.2	2.6
Annual GAAP rents (per square foot) (1)	$20.64	$20.79	$4.33	$3.81	$53.35	$21.63
Tenant improvements (per square foot)	$23.91	$10.55	$2.56	$1.15	$51.85	$7.61
Leasing commissions (per square foot)	$7.97	$3.38	$0.82	$0.34	$14.93	$—
Rent concessions (per square foot)	$7.33	$1.95	$1.12	$0.56	$—	$1.38
__________
(1)    Amounts net of free rent concessions.

Annual GAAP rents for new and renewal leases combined, net of free rent concessions, under office, industrial and retail leases were $20.73 per square foot, or 0.1% higher, $3.95 per square foot, or 11.6% lower and $36.31 per square foot, or 35.4% higher, respectively, than under previous leases.

Please note that, as a result of recent investment activity (see “Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Recent Acquisition and Disposition Activity”), the Company's industrial portfolio now represents only 4.1% of our annualized rental revenues and the Company's retail portfolio now represents only 6.4% of our annualized rental revenues. While materiality determinations are obviously fact-specific and can vary period-by-period, the percentage of our annualized rental revenues derived from our industrial and retail portfolios will likely continue to decline due to future changes in portfolio composition. We will nonetheless continue to provide leasing statistics regarding our industrial and retail portfolios if and to the extent such information is material to investors.

Each of the Company and the Operating Partnership acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filing or in response to its comments on our filing.

If you need any additional information or if we can be of any further assistance, please call me at (919) 875-6682.

Very truly yours,

/s/ Terry L. Stevens

Terry L. Stevens
Senior Vice President and Chief Financial Officer